Filed pursuant to Rule 433
Registration Statements No. 333-151786 and 333-151787
Dated July 30, 2008

CVR Energy Says Stockholders Will Not Proceed
With Previously Announced Common Stock Offering

SUGAR LAND, Texas (July 30, 2008) — CVR Energy, Inc. (NYSE: CVI) announced that its majority stockholders have elected not to proceed with a previously announced proposed public offering of 10 million shares of the company’s common stock at the present time.

However, the company says it intends to continue with its proposed offering of $125 million aggregate principal amount of the company’s convertible senior notes due 2013. A registration statement regarding the convertible senior notes was filed with the SEC on June 19, 2008, and amended on July 25, 2008. The convertible debt offering is subject to, among other things, SEC review, market conditions and reaching agreement with underwriters on the terms of the offering.

Regarding the proposed secondary equity offering by its majority stockholders, CVR Energy filed a registration statement with the Securities and Exchange Commission (SEC) on June 19, 2008. This registration statement will remain on file, and the selling stockholders may elect to proceed with the equity offering in the future.

The selling stockholders in the offering would have included affiliates of Goldman, Sachs & Co. and Kelso & Company, L.P., who are currently the company’s largest stockholders, and the company’s chairman and chief executive officer. CVR Energy would not have received any of the proceeds from the offering.

In addition, the company said that it has signed an agreement with J. Aron & Company to defer payments of $87.5 million that would otherwise have been due to J. Aron on Aug. 31, 2008, under its long-term cash swap agreements. The deferred amounts will now be due on Dec. 15, 2008. If the company consummates its proposed convertible debt offering before Dec. 15, 2008, then the deferral will extend to July 31, 2009. The remaining $36.2 million plus accrued interest due under the long-term cash swap agreements will continue to be due on Aug. 31, 2008 (or earlier at the company’s option).

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This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. For a discussion of risk factors which may affect our results, please see the risk factors and other disclosures included in our filings with the Securities and Exchange Commission (“SEC”), including our registration statement on Form S-1 related to the proposed offering of convertible notes. These risks may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. In particular, there is no assurance that we will be able to consummate a convertible debt offering on the terms currently contemplated or at all and therefore no assurance that the deferral will be extended from December 15, 2008 to July 31, 2009. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof. The Company undertakes no duty to update its forward-looking statements.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement for the proposed offering of convertible notes (File No. 333-151786) and other documents the Company has filed with the SEC for more complete information about the Company and the proposed offering of convertible notes. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus, when available, if you request it by calling 1-281-207-3464.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement for the postponed offering of common stock (File No. 333-151787) and other documents the Company has filed with the SEC for more complete information about the Company and the postponed offering of common stock. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus, when available, if you request it by calling 1-281-207-3464.

The most recent registration statement we filed with the SEC relating to the proposed offering of convertible notes can also be accessed directly at:
http://www.sec.gov/Archives/edgar/data/1376139/000095012308008293/y60328a1sv1za.htm. The most recent registration statement we filed with the SEC relating to the postponed offering of common stock can also be accessed directly at http://www.sec.gov/Archives/edgar/data/1376139/000095012308007080/y60327sv1.htm.

About CVR Energy, Inc.

Headquartered in Sugar Land, Texas, CVR Energy, Inc.’s subsidiary and affiliated businesses include an independent refiner that operates a 115,000 barrel per day refinery in Coffeyville, Kan., and markets high-value transportation fuels supplied to customers through tanker trucks and pipeline terminals; a crude oil gathering system serving central Kansas, northern Oklahoma and southwest Nebraska; an asphalt and refined fuels storage and terminal business in Phillipsburg, Kan.; and, through a limited partnership, an ammonia and urea ammonium nitrate fertilizer business located in Coffeyville, Kan.

For further information, please contact:

Investor Relations:	Media Relations:
Stirling Pack, Jr.	Steve Eames
CVR Energy, Inc.	CVR Energy, Inc.
281-207-3464	281-207-3550
InvestorRelations@CVREnergy.com	MediaRelations@CVREnergy.com